Filed Pursuant to Rule 433
Registration Statement No. 333-233543-02
Dated November 4, 2019

Commonwealth Edison Company

First Mortgage 3.200% Bonds, Series 127, due 2049

November 4, 2019

Pricing Term Sheet

Issuer:	Commonwealth Edison Company
Ratings*:	A1 (Moody’s); A (S&P); A (Fitch)
Securities:	First Mortgage 3.200% Bonds, Series 127
Trade Date:	November 4, 2019
Settlement Date**:	November 12, 2019 (T+5)
Principal Amount:	$300,000,000
Maturity Date:	November 15, 2049
Coupon:	3.200%
Benchmark Treasury:	2.875% due May 15, 2049
Benchmark Treasury Price / Yield:	112-30 / 2.271%
Spread to Benchmark Treasury:	97 basis points
Yield to Maturity:	3.241%
Public Offering Price:	99.217% of the principal amount
Interest Payment Dates:	May 15 and November 15 of each year, commencing May 15, 2020
Optional Redemption Provisions:	At any time prior to May 15, 2049 (six months prior to the maturity date), at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus 15 basis points; and on or after May 15, 2049, at 100% of the principal; plus, in each case, accrued and unpaid interest to, but excluding, the redemption date
CUSIP / ISIN:	202795 JQ4 / US202795JQ44
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC
PNC Capital Markets LLC
TD Securities (USA) LLC
Morgan Stanley & Co. LLC
Co-Managers:	Apto Partners, LLC
Blaylock Van, LLC
Great Pacific Securities
Guzman & Company

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about November 12, 2019, which will be the fifth business day following the date of this term sheet (“T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this term sheet or the next two succeeding business days will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at 1-800-221-1037, PNC Capital Markets LLC at 1-855-881-0697, or TD Securities (USA) LLC at 1-855-495-9846.